EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN EQUITY FUNDS

NEUBERGER BERMAN INTERNATIONAL SELECT FUND

605 Third Avenue
New York, New York 10158-0180

August 31, 2015

Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor
New York, New York 10158-0180

Dear Ladies and Gentlemen:

Neuberger Berman International Select Fund (“Fund”) is a series of Neuberger Berman Equity Funds, a Delaware statutory trust (“Trust”).

You hereby agree, until the date noted on Schedule A (“Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, dividend and interest expenses relating to short sales, acquired fund fees and expenses, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund’s Class R6 (the “Class”) so that the Operating Expenses of the Class are limited to the rate per annum, as noted on Schedule A, of the Class’s average daily net assets (“Expense Limitation”).

The Fund agrees to repay you out of assets attributable to the Class noted on Schedule A for any fees waived by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause the Class’s Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayments must be made within three years after the year in which you incurred the expense.

You understand that you shall look only to the assets attributable to the Class for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto and requires the approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NEUBERGER BERMAN EQUITY FUNDS,
on behalf of
NEUBERGER BERMAN INTERNATIONAL SELECT FUND

By:	/s/Robert Conti

Name:	Robert Conti

Title:	President

The foregoing Agreement is hereby accepted as of August 31, 2015

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/Robert Conti

Name:	Robert Conti

Title:	President

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation

Neuberger Berman International Select Fund	Class R6	8/31/2018	0.83%